Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

API NANOTRONICS CORP.

API Nanotronics Corp., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. (a) The present name of the corporation (hereinafter called the “Corporation”) is API Nanotronics Corp.

(b) The name under which the Corporation was originally incorporated is Rubincon Ventures Inc. and the date of filing the original certificate of incorporation of the Corporation with the Secretary of State of Delaware was February 2, 1999.

2. The certificate of incorporation, as amended, of the Corporation is hereby amended by striking all Articles thereof and by substituting in lieu thereof new Articles set forth in the restated certificate of incorporation set forth in paragraph 5 hereof.

3. The provisions of the certificate of incorporation of the Corporation as heretofore amended and/or supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, without any further amendments other than the amendments herein certified and without any discrepancy between the provisions of the certificate of incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

4. This Restated Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

5. The Certificate of Incorporation as amended or supplemented heretofore is further amended hereby to read as herein set forth in full:

ARTICLE I

The name of the Corporation is API Technologies Corp.

ARTICLE II

Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

Section 4.A The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million One (100,000,001). The total number of shares of Common Stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares with a par value of $0.001 per share. The total number of shares of Special Voting Stock which the Corporation shall have the authority to issue is One (1) share, with a par value of $0.01 per share.

Section 4.B. The powers, preferences, rights, qualifications, limitations and restrictions of the Special Voting Stock are as follows:

1. DIVIDENDS. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive dividends in its capacity as holder or owner thereof.

2. VOTING RIGHTS. Subject to paragraph 6 hereof, the holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a meeting of the shareholders or in connection with a consent of the shareholders.

3. LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the shareholders, an amount equal to $0.01 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

4. RANKING. The Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and (ii) junior to any other class or series of capital stock of the Corporation.

5. REDEMPTION. The Special Voting Share shall not be subject to redemption, except that at such time as no exchangeable shares (“Exchangeable Shares”) of API Nanotronics Sub, Inc. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Special Voting Share shall automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Share by the Corporation, the Special Voting Share shall be deemed retired and may not be reissued.

6. OTHER PROVISIONS. Pursuant to the terms of the certain Voting and Exchange Trust Agreement to be dated November 6, 2006 by and between the Corporation, API Nanotronics Sub, Inc., the Corporation and Equity Transfer & Trust Company, as such agreement may be amended, modified or supplemented from time to time (the “Trust Agreement”):

(a) During the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Special Voting Stock in addition to the Special Voting Share;

(b) the Special Voting Share entitles the holder of record to a number of votes at meetings of holders of common shares of the Corporation equal to the number of Exchangeable Shares outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

(c) the Trustee (as defined in the Trust Agreement) shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

(d) the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

(e) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Share shall be otherwise provided in the Trust Agreement.

ARTICLE V

The name and mailing address of the sole incorporator is as follows:

Neysa Webb

The Company Corporation

1013 Centre Road

Wilmington, DE 19805

ARTICLE VI

The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed by Stephen Pudles, its Chief Executive Officer, this 22nd day of October, 2009.

API NANOTRONICS CORP.

By:	/s/ Stephen Pudles
Stephen Pudles, Chief Executive Officer

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